KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 29, 2018

EXHIBIT 8:
Information Regarding Credit Analysts and Credit Analysts Supervisors

Form NRSRO Exhibit 8 – Filed as of 3/29/2018

Exhibit 8. Provide in this Exhibit the following information about the Applicant/NRSRO's credit analysts and the persons who supervise the analysts:

- The total number of credit analysts (including credit analyst supervisors);

- The total number of credit analyst supervisors;

- A general description of the minimum qualifications required of the credit analysts, including education level and work experience (if applicable, distinguish between junior, mid, and senior level credit analysts);

- A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience:

NUMBER OF ANALYSTS

As of December 31, 2017, Kroll Bond Rating Agency, Inc. ("KBRA") had 144 credit analysts (including credit analyst supervisors), and 28 credit analyst supervisors.

QUALIFICATIONS FOR ANALYSTS AND SUPERVISORS

In general, KBRA may hire or promote personnel based on qualifications that KBRA deems acceptable.

Junior level credit analysts typically have a Bachelor's degree in Finance, Economics, Accounting or Computer Science; although a degree in a related field or equivalent experience may be acceptable. Junior level credit analysts generally perform research and provide analytical support to more senior analysts.

Senior credit analysts and credit analyst supervisors typically have advanced degrees in Finance, Economics or a related field, and/or significant (10 years or more) relevant work experience. Senior analysts and supervisors are responsible for ensuring the integrity and the quality control of the ratings function.

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